[Letterhead of Comptroller of the Currency]

Washington, D.C.

August 6, 1997

Mr. John Cooney
Dorsey and Whitney
Pillsbury Center South
220 South Sixth Street
Minneapolis, Minnesota 55402-1498

Re: Application to merge United States National Bank of Oregon, Portland, Oregon with and into First Bank National Assocation, East Grand Forks, Minnesota under the charter of the latter, the title of U.S. Bank National Association, and main office in Minneapolis, Minnesota
      Application Control Number: 97-MW-02-0052

Dear Mr. Cooney:

This letter is the offical certification of the Comptroller of the Currency
(OCC) to merge United States National Bank of Oregon, Portland, Oregon with and into First Bank National Association, East Grand Forks, Minnesota, effective as of August 1, 1997. The resulting bank title is U.S. Bank National Assocation, Minnesota, charter number 13405.

This is also the official authorization given to U.S. Bank National Association, Minneapolis, Minnesota, to operate the branches of the target institution and to operate the main office of the target institution as a branch. A listing of each newly authorized branch and its assigned OCC branch number is attached. Branches of a national bank target are not listed since they are automatically carried over to the resulting bak and retain their current OCC branch numbers.

Sincerely,

/s/ Stephen A. Lybarger

Stephen A. Lybarger
Senior Bank Structure Analyst
Bank organization and Structure

Enclosure: List of newly authorized branches